

September 27, 2010

J. Allen Berryman
Executive Vice President, Chief
Financial Officer, Secretary, Treasurer
and Principal Financial Officer
Stewart Information Services Corporation
1980 Post Oak Blvd.
Houston, TX 77056

>   **Re: Stewart Information Services Corporation**
>   **Form 10-K for the Fiscal Year Ended December 31, 2009**
>   **DEF 14A filed March 18, 2010**
>   **Form 10-Q for the Quarterly Period Ended June 30, 2010**
>   **File Number: 001-02658**

Dear Mr. Berryman:

We have limited our review of your filings to those issues we have addressed in our comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information you provide in response to these comments, we may have additional comments and/or request that you amend your filings.

Form 10-K for the Fiscal Year Ended December 31, 2009
Item 1. Business
Real Estate Information, page 4

1. We note that two customers were responsible for 55.5% of your REI operating revenues in 2009, and one customer was responsible for 10.1% of your REI operating revenues in 2008. Please provide draft disclosure for future filings providing the names of these customers and their relationship, if any, with your company.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of
Operations
Results of Operations
Other operating expenses, page 27

2. In your discussion of other operating expenses you reference many factors that
contributed to the decrease in expense. Please provide us proposed draft disclosure to be
included in future filings that identifies and quantifies each significant factor that
contributed to the decrease in these expenses.

Item 9A. Controls and Procedures, page 34

3. Management's annual report on internal control over financial reporting does not include
a statement of management's responsibility for establishing and maintaining adequate
internal control over financial reporting as required by Rule 308(a) of Regulation S-K.
Please tell us why management's failure to provide a complete report on internal control
over financial reporting does not impact its conclusion regarding the effectiveness of the
company's disclosure controls and procedures as of the end of the fiscal year.

Item 10. Directors, Executive Officers and Corporate Governance, page 36

4. We note that Michael B. Skalka became a named executive officer in 2009, however, he
is not listed as an executive officer on page 36 in your Form 10-K. Please explain the
reason for the discrepancy. Additionally, confirm that Mr. Skalka will be identified as a
named executive officer in your 2010 Form 10-K and proxy statement. Alternatively,
explain why you believe Mr. Skalka should not be identified as an executive officer.

5. Please present the information required by Item 401(b) of Regulation S-K for Michael
Skalka, E. Ashley Smith and Matthew Morris, including all positions Michael Skalka has
held during each of the past five years.

Consolidated Financial Statements
Notes to Consolidated Financial Statements
Note 4 – Investments in debt and equity securities, page F-14

6. Your disclosure does not appear to comply fully with note 6 to Article 7-03.1 of
Regulation S-X. Please provide us proposed draft disclosure to be included in future
filings beginning with your September 30, 2010 Form 10-Q to disclose the name and
aggregate amount invested in each person and its affiliates that exceeds 10% of your total
stockholders' equity.

Note 10 – Notes payable, convertible senior notes and line of credit, page F-21

7. On page 30 you disclose that the conversion price will be adjusted in certain circumstances. Please revise your disclosure to clarify the circumstances when the conversion rate will be adjusted. In addition, please provide us an analysis of whether this feature of the convertible senior notes should be a derivative liability under GAAP, citing reference to authoritative literature.

DEF 14A filed March 18, 2010

Certain Transactions, page 27

8. Please provide draft disclosure for future filings on your policies and procedures for the review, approval or ratification of any transactions with related persons. See Regulation S-K Item 404(b) for guidance.

Compensation Discussion and Analysis, page 12

9. We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K. Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.

10. We note your statement on page 11 that the compensation committee reviews and approves the goals and objectives of the Co-Chief Executive Officers, evaluates their performance and makes compensation recommendations based on these evaluations. Additionally, we note your identification of several completed strategic objectives on page 13. Were there individual goals and objectives set for the Co-Chief Executive Officers or any other named executive officers? Were there other corporate goals or objectives that were not met? If there were additional goals or objectives, please provide proposed disclosure to be included in an amended Form 10-K identifying the goals and objectives, discussing the level of achievement, and discussing how the level of achievement affected the different forms of compensation.

11. On page 13, you state that salaries were set for 2010 to reward your executive officers for the successful implementation of the various strategic objectives. However, it appears that only Matthew Morris' salary increased as a result of the implementation of the strategic objectives. Please explain how the accomplishment of the strategic objectives was used to set executive salaries. If there were other factors considered, please identify these factors.

12. Similarly, you state that the board awarded bonuses in consideration of the successful implementation of the strategic objectives. Please provide proposed disclosure explaining how the successful implementation of the objectives was used to determine

each named executive officer's bonus. Were some named executive officer's more directly responsible for the achievement of the strategic objectives?

13. Your discussion on page 14 comparing your Co-Chief Executive Officers' salaries to those at comparable companies appears to indicate that you engage in benchmarking activities. Please identify the companies you consider to be comparable companies or any surveys you used to determine that your executive salaries were low in comparison to comparable companies.

Form 10-Q for the quarterly period ended June 30, 2010
Notes to Condensed Consolidated Financial Statements
Note 3 - Fair Value Measurements, page 6

14. Please revise your disclosure for assets and liabilities classified as Level 2 and Level 3 to separately identify the inputs used and the valuation techniques used to measure fair value for each class of assets or liabilities as required by ASC 820-10-50-2e. Also include a discussion of changes in valuation techniques and related inputs, if any, during the period. Please refer to ASC 820-10-55-22A for examples of the inputs to be disclosed.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:
- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Vanessa Robertson, Staff Accountant, at (202) 551-3649 or Don Abbott, Senior Staff Accountant, at (202) 551-3608 if you have any questions regarding the processing of your response, as well as any questions regarding comments on the financial statements and related matters. Please contact Johnny Gharib, Staff Attorney, at (202) 551-3170 or Suzanne Hayes, Legal Branch Chief, at (202) 551-3675 with questions on any of the other comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant